EXHIBIT 21.1

QUANTUM CORPORATION

SUBSIDIARIES OF REGISTRANT

1.	Quantum Data Storage B.V., a Netherlands corporation

2.	Quantum Peripheral Products (Ireland) Ltd., an Ireland corporation

3.	Quantum Peripherals (Europe) S.A., a Swiss corporation

4.	Quantum Peripherals (Malaysia) Sdn. Bhd., a Malaysian corporation

5.	Quantum Storage GmbH, a German corporation

6.	Quantum Storage Australia PTY, Ltd., an Australian corporation

7.	Quantum Storage Japan Corporation, a Japanese corporation

8.	Quantum Storage Singapore Pte. Ltd., a Singapore private company

9.	Quantum Storage UK Ltd., a United Kingdom corporation

10.	Quantum Storage France, a France corporation

11.	Benchmark Tape systems Ltd, a United Kingdom company

12.	ATL Products Vertriebs GmbH., a German corporation

13.	ATL Products UK Ltd., a United Kingdom corporation

14.	ATL Products International Inc., a Delaware corporation

15.	M4 Data (Holdings) Ltd., a United Kingdom corporation

16.	SANlight Inc., a Delaware corporation.